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                                March 28, 2022

       Lei Huang
       Co-Chief Executive Officer
       TradeUP Global Corporation
       437 Madison Avenue, 27th Floor
       New York, New York 10022

                                                        Re: TradeUP Global
Corporation
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed March 23,
2022
                                                            File No. 333-260418

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-4 filed March 23,
2022

       Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021, page 184

   1. Please revise to account for on-balance sheet recognition of sublease arrangements
                                                        (implicit or explicit)
and construction in progress/ build to suit transactions related to your data centers in Aktobe,
Urlask (Kazakhstan), and elsewhere and annotate as appropriate.
                                                        In this regard, we note
your adoption of ASC 842 during your 2021 fiscal year.
       Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended
       December 31, 2020, page 187

   2. Please remove the comparative pro forma Condensed Combined statement of Operations for the year ended
December 31, 2020. Refer to Article 11-02(c)(2) of Regulation S-X.
 Lei Huang
TradeUP Global Corporation
March 28, 2022
Page 2
SAI's Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Expenditures, page 237

3. We understand that your power supply arrangement contains an embedded lease since it covers space and infrastructure for your data centers and hosting facilities, notwithstanding that the power supplier is the lessee in the head lease. As we stated in prior comment 4, if data center commitments are reasonably likely to materially impact your financial condition, results of operations or liquidity, please disclose your future lease commitments (including lease incentives if any) as of the most recent practicable date.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameLei Huang
                                                           Division of
Corporation Finance
Comapany NameTradeUP Global Corporation
                                                           Office of Technology
March 28, 2022 Page 2
cc:       David C. Buck
FirstName LastName